UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ZIM CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held September 30, 2021

To our Shareholders:

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) will be held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 30, 2021, beginning at 10:00 a.m. At the meeting, you will be asked to vote on the following matters:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm;

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

If you were a shareholder of record at the close of business on August 19, 2021, you are entitled to vote at the meeting or at any adjournment or postponement of the meeting. This notice and the Company’s management proxy circular is being mailed to shareholders on or about August 27, 2021. You may examine a list of the shareholders of record as of the close of business on August 20, 2021 for any purpose germane to the meeting subsequent to September 30, 2021, at the offices of the Company.

YOUR VOTE IS IMPORTANT

Even if you plan to attend the meeting, please vote and mail the enclosed proxy card so that your vote will be counted if you later decide to not attend the meeting. Whether or not you expect to attend, shareholders are requested to sign, date and return the enclosed proxy in the envelope provided. No postage is required if mailed in the United States.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Michael Cowpland

Michael Cowpland
President and Chief Executive Officer

Dated:  Ottawa, Ontario, Canada
             August 16, 2021

i

TABLE OF CONTENTS

Notice of Annual Meeting of Shareholders	i

Table of Contents	1

Management Proxy Circular	2

General Information	2

Proposal One	7

Management Disclosure	9

Financial Statements	20

Signatures	4

1

ZIM CORPORATION

MANAGEMENT PROXY CIRCULAR

GENERAL INFORMATION

INFORMATION ABOUT PROXY SOLICITATION

This Management Proxy Circular is furnished to the holders of the Common shares (“Common Shares”), of ZIM Corporation, a Canadian corporation (“ZIM” or the “Company”), in connection with the solicitation of proxies on behalf of the Board of Directors and the Management of the Company for use at the Annual Meeting of Shareholders to be held on September 30, 2021 at 10:00 a.m. (local Ottawa time), at ZIM’s Headquarters at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada, K1S 1V7, and at any adjournment thereof. The Board of Directors is soliciting votes FOR ratification of the appointment of the firm of MNP LLP as the Company’s independent auditors. At present, the Board of Directors knows of no other business that will come before the meeting.

The Notice of Annual Meeting, this Management Proxy Circular and the accompanying Form of Proxy will be mailed to shareholders on or about August 31, 2021. The Board of Directors is making this solicitation of proxies, and the Company will bear the cost of the solicitation. The original solicitation of proxies by mail may be supplemented by solicitations in person, by telephone or by electronic communication by the directors, officers and employees of the Company. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held by such persons, and upon request the Company will reimburse such custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

INFORMATION ABOUT VOTING

Q: WHY AM I RECEIVING THESE MATERIALS?

A: The Board of Directors is providing these proxy materials for you in connection with the Company’s Annual Meeting of Shareholders, which will take place on September 30, 2021. As a shareholder, you are invited to attend the Annual Meeting and are entitled to and requested to vote on the items of business described in this management proxy circular.

Q: WHAT ITEMS OF BUSINESS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: There is one item of business scheduled to be voted on at the Annual Meeting: (1) the ratification of the appointment of the Company’s independent auditors. We will also consider other business that properly comes before the Annual Meeting.

Q: HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A: The Board of Directors recommends that you vote your shares “FOR” the ratification of the appointment of the independent auditors.

Q: WHAT SHARES CAN I VOTE?

A: You may vote all shares owned by you as of the close of business on August 19, 2021, the Record Date. These shares include: (i) shares held directly in your name as the shareholder of record, and (ii) shares held for you as the beneficial owner through a broker or other nominee such as a bank.

2

Q: WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

A: Most shareholders of the Company hold their shares through a broker or other nominee rather than directly in their own name. However, there are some distinctions between shares held of record and those owned beneficially.

If your shares are registered directly in your name with the Company’s transfer agent, Corporate Stock Transfer, Inc., you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent directly to you by the Company. As the shareholder of record, you have the right to grant your voting proxy directly to the Chairman of the Board of Directors or to vote in person at the meeting. The Board of Directors has enclosed a proxy card for you to use.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker or nominee together with a voting instruction form. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker or nominee that holds your shares, giving you the right to vote the shares. Your broker or nominee has enclosed or provided voting instructions for you to use in directing the broker or nominee how to vote your shares.

Q: HOW CAN I ATTEND THE ANNUAL MEETING?

A: You are entitled to attend the Annual Meeting only if you were a shareholder of the Company as of the close of business on August 19, 2021, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as an account statement, a copy of the voting instruction card provided by your broker or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the Annual Meeting. The Annual Meeting will begin promptly at 10:00 a.m. (local Ottawa time). Check-in will begin at 9:30 a.m., and you should allow ample time for the check-in procedures.

3

Due to the current COVID-19 pandemic ZIM will also offer access to the meeting via teleconference and/or videoconference technology. If you would like to attend the meeting in this manor please contact John Chapman at jchapman@zim.biz or (613) 791-9076.

Q: HOW CAN I VOTE MY SHARES IN PERSON AT THE ANNUAL MEETING?

A: Shares held directly in your name as the shareholder of record may be voted in person at the Annual Meeting. Shares held in street name may be voted in person only if you obtain a “legal proxy” from the broker or nominee that holds your shares giving you the right to vote the shares.

Q: HOW CAN I VOTE MY SHARES WITHOUT ATTENDING THE ANNUAL MEETING?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are to be voted without attending the meeting. Record holders of Common Shares may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. The Company’s shareholders who hold shares in street name may vote by mail by completing, signing and dating the voting instruction forms provided by their brokers or nominees and mailing them in the accompanying pre-addressed envelopes.

Q: CAN I CHANGE MY VOTE?

A: You may change your vote at any time prior to the vote at the Annual Meeting. For shares held directly in your name, you may accomplish this by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) or by attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially, you may change your vote by submitting new voting instructions to your broker or nominee, or, if you have obtained a “legal proxy” from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person. You may also change your vote by sending a written notice of revocation to Dr. Michael Cowpland, President and Chief Executive Officer, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7.

Q: WHO CAN ANSWER MY QUESTIONS?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, you should contact John Chapman at ZIM’s Headquarters, 150 Isabella Street, Suite 150, Ottawa, Ontario, K1S 1V7 or at (613) 791-9076.

Management Disclosure and Financial Statements extracted from our Annual Report on Form 20-F for the year ended March 31, 2021 are included as part of this proxy statement. If you need additional copies of this management proxy circular, the voting materials or the Annual Report, you should contact John Chapman as described above.

Q: HOW ARE VOTES COUNTED?

A: You may vote “FOR” the ratification of the appointment of the independent auditors or your vote may be “WITHHELD”. If you provide specific instructions, your shares will be voted as you instruct. If you sign your proxy card or voting instruction card with no further instructions, your shares will be voted in accordance with the recommendation of the Board of Directors (“FOR” the resolutions). If any other matters properly arise at the meeting, your proxy, together with the other proxies received, will be voted at the discretion of the proxy holders.

Q: WHAT IS A QUORUM AND WHY IS IT NECESSARY?

A: Applicable law requires a quorum to conduct business at the meeting. The presence, either in person or by proxy, of the holders of a majority of the Company’s Common Shares outstanding on August 19, 2021 constitutes a quorum.

Q: HOW MANY SHARES ARE OUTSTANDING AND ENTITLED TO VOTE?

A: 8,136,348 Common Shares were issued and outstanding on August 19, 2021, the Record Date. Holders of record of outstanding Common Shares at the close of business on the Record Date are entitled to vote at the Annual Meeting. Each holder is entitled to one vote in respect of each Common Share held.

4

Q: WHAT IS THE VOTING REQUIREMENT TO APPROVE THE PROPOSAL?

A: The proposal requires the affirmative “FOR” vote of a majority of those shares present in person or represented by proxy and entitled to vote on the proposal at the Annual Meeting. Accordingly, if you do not return your signed proxy card or voting instruction form, you will not be able to affect the vote.

Q: WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

A: You may receive more than one set of voting materials, including multiple copies of this management proxy circular and multiple proxy cards or voting instruction forms. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive.

Q: WHY DO SOME SHAREHOLDERS SHARING THE SAME SURNAME AND ADDRESS RECEIVE ONLY ONE SET OF VOTING MATERIALS?

In some cases, shareholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions are receiving only one copy of our management proxy circular. This practice is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. If you would like to have additional copies of our management proxy circular mailed to you, or if you would like to receive separate copies of future mailings, or if you would like to receive a single copy instead of multiple copies of future mailings, please submit your request to the address or phone number that appears on your voting instruction form.

Q: WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

A: We intend to announce preliminary voting results at the Annual Meeting and publish final results in our Quarterly Report on Form 6-K for the fiscal quarter ending September 30, 2021, which we anticipate filing by November 19, 2021.

Q: WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE ANNUAL MEETING?

A: Other than the item of business described in this management proxy circular, we are not aware of any other business to be acted upon at the Annual Meeting. However, if you grant a proxy, the persons named as proxy holders, Michael Cowpland, the Company’s President and Chief Executive Officer, and Jim Stechyson, the Chairman of the Company’s Board of Directors, or their substitutes, will have the discretion to vote your shares on any additional matter properly presented for a vote at the meeting.

Q: WHO WILL COUNT THE VOTES?

A: An inspector or inspectors of election will tabulate the votes. We expect that the inspector of election will be John Chapman, the Chief Financial Officer of ZIM.

5

Q: IS MY VOTE CONFIDENTIAL?

A: Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, or (3) to facilitate a successful proxy solicitation.

Q: WHO WILL BEAR THE COST OF SOLICITING VOTES FOR THE ANNUAL MEETING?

A: The Board of Directors is making this solicitation, and the Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. Certain of our directors, officers and employees, without any additional compensation, may also solicit your vote in person, by telephone or by electronic communication. Upon request, we will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Q: MAY I PROPOSE ACTIONS FOR CONSIDERATION AT NEXT YEAR’S ANNUAL MEETING OF SHAREHOLDERS?

A: You may submit proposals for consideration at future shareholder meetings. If you wish to make a proposal for consideration at our 2022 Annual Meeting of shareholders, the written proposal must be received by the corporate secretary of the Company no later than June 17, 2022. However, in order for a shareholder proposal to be considered for inclusion in the Company’s management proxy circular statement for next year’s annual shareholders’ meeting, the written proposal must be received by the corporate secretary of the Company no later than April 8, 2022. Such proposals also will need to comply with the provisions of the Canada Business Corporations Act regarding the inclusion of shareholder proposals in corporation-sponsored proxy materials.

In order to curtail controversy as to the date on which ZIM receives a proposal, you should submit your proposal by Certified Mail-Return Receipt Requested.

Q: WILL A REPRESENTATIVE FROM THE AUDITORS AND LEGAL COUNSEL BE IN ATTENDANCE AT THE ANNUAL MEETING?

A: The Company expects that the Company’s registered public accounting firm will be represented by Marc Normand from MNP LLP. In addition, the Company expects that Mike Dunleavy from our Canadian legal counsel, LaBarge Weinstein LLP, will also be available.

6

PROPOSAL ONE

RATIFICATION OF THE APPOINTMENT OF REGISTERED PUBLIC ACCOUNTING FIRM

MNP LLP (“MNP”) was first appointed as the Company’s registered public accounting firm with respect to the audit of the Company’s financial statements for the year ended March 31, 2015, and has audited the Company’s financial statements until March 31, 2021. The Audit Committee of our Board of Directors believes that MNP is well qualified to continue and has recommended its reappointment as the Company’s registered public accounting firm for the year ended March 31, 2022.

Audit Fees and All Other Fees

For services related to the most recent fiscal year, we were billed and paid audit, audit related and tax fees with MNP as follows:

	Year ended March 31, 2021	Year ended March 31, 2020
Audit fees	52,911	56,189
Tax fees(1)	9,372	4,303
Total	62,283	60,492
(1)	Consisting principally of fees related to tax compliance, tax planning and tax advice services, including preparation and review of tax returns, assistance with tax audits and refund claims.

Pursuant to the Sarbanes-Oxley Act of 2002, in October 2003 the Audit Committee established ZIM Corporation’s Audit Committee Pre-Approval Policy whereby the Committee is required to pre-approve the audit fees, and the provision of tax and other non-audit related services by MNP, after MNP provides a description of the services to be performed and specific fee estimates for each such service. The Audit Committee limits the engagement by the Company of MNP for non-audit services and tax services to those circumstances where the services are considered integral to the audit services that it provides, or in which there is another compelling rationale for using its services. The Audit Committee considered the provision by MNP of the above-mentioned tax services and other non-audit services and concluded that the provision of these services was compatible with maintaining the independence of MNP. The members of the Audit Committee are Donald Gibbs (Chair) and Steve Houck. 100% of the above mentioned fees were approved in advance.

The Company anticipates that representatives of MNP will attend the Annual Meeting for the purpose of responding to appropriate questions, and they will be afforded an opportunity to make a statement if they so desire.

The proposal to reappoint MNP as the Company’s registered public accounting firm must be passed by at least a majority of the votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF MNP LLP AS THE COMPANY’S AUDITORS FOR THE 2022 FISCAL YEAR.

7

* * * * *

The prompt return of the proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please sign the proxy and return it in the enclosed envelope.

The contents of this Management Proxy Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael Cowpland

President and Chief Executive Officer

Dated: August 16, 2021

8

MANAGEMENT DISCLOSURE

FORWARD-LOOKING INFORMATION

This Management Disclosure contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding our business, financial condition, recapitalization, pursuit of new ventures, restructuring, results of operations, controls and procedures, and prospects that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. All such statements are therefore qualified in their entirety by reference to the factors specifically addressed in the section entitled "Risk Factors" as well as those discussed elsewhere in this Management Disclosure. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Management Disclosure. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Management Disclosure, other than as required by law.

RISKS RELATED TO OUR BUSINESS

BECAUSE THE REVENUE AND INCOME POTENTIAL OF OUR BUSINESS AND MARKETS ARE UNPROVEN, WE CANNOT PREDICT WHETHER WE WILL MEET INTERNAL OR EXTERNAL EXPECTATIONS OF FUTURE PERFORMANCE.

Our future success depends on our ability to discover new and innovative biotechnology and biotechnology products. Given the very early stage of our research, there are no guarantees that we will be successful in this discovery.

OUR FINANCIAL AND OPERATING PERFORMANCE MAY BE ADVERSELY AFFECTED BY EPIDEMICS, NATURAL DISASTERS AND OTHER CATASTROPHES.

Our financial and operating performance may be adversely affected by epidemics such as the on-going COVID-19 pandemic, natural disasters and other catastrophes. Our business could be materially and adversely affected in the event that the slowdown or suspension carries on for a long period of time. The restrictive measures against the ongoing COVID-19 outbreak adversely affected and slowed down national economic development. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

9

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

The continued global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our research activities.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to conduct research. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Negative economic conditions may also cause debtors to delay and withhold payments to ZIM as a follow through of the negative economic conditions they are experiencing due to COVOV-19. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS, WHEN REQUIRED, IN A TIMELY MANNER OR ON ACCEPTABLE TERMS, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN ASPECTS OF OUR BUSINESS OPERATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS RELATIONSHIPS, FINANCIAL RESULTS, FINANCIAL CONDITION AND PROSPECTS.

We anticipate that our cash and cash equivalents balance at March 31, 2021 of $213,324 will be sufficient to meet our present operating and capital expenditures through fiscal year 2022. There is no guarantee that unanticipated circumstances will not require additional liquidity.

Future liquidity and cash requirements will depend on a wide range of factors including the level of success the Company has in executing its strategic plan as well as its ability to raise additional financing. Accordingly, there can be no assurance that the Company will be able to meet its working capital needs for any future period.

THE LOSS OF THE SERVICES OF DR. MICHAEL COWPLAND, MR. JAMES STECHYSON AND OTHER KEY PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS.

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland, Mr. Stechyson or other key personnel could affect our performance in a material and adverse way.

10

OUR INTERNAL CONTROLS OVER FINANCIAL REPORTING ARE NOT EFFECTIVE.

We did not have effective internal control procedures in place at March 31, 2021, when we evaluated our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. This could affect the reliability of our consolidated financial statements. We are attempting to remedy our weaknesses but as a small company we have limited resources to employ for this purpose. See Item 15 of our Form 20-F for additional information on our attempts to rectify our weaknesses. The reduction of the risk will require additional expenses and use of management's time.

OUR STRATEGIC DIRECTION IS EVOLVING, WHICH COULD NEGATIVELY AFFECT OUR FUTURE RESULTS.

Since inception, our business model has evolved and continues to evolve as we refine our offerings and market focus. Prior to 2004, we focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”, and in 2004 through to fiscal year 2007 we focused on our SMS aggregation services. From fiscal years 2008 to 2012, we focused on offering mobile content, applications development and the development of new IDE software. In 2013 we discontinued mobile content sales due to very low sales volume and redirected resources related to mobile content to the continued development of our IDE software. In 2020 we sold the business and assets related to our databases business and, due to uncertain sales, discontinued our SMS business. At the end of fiscal year 2021 we have ceased all revenue generating operations and have focused solely on the research activities in our NuvoBio subsidiary. We continue to evaluate opportunities and alternative strategies in a rapidly evolving market. We plan to leverage our intellectual capital, core technologies and other business assets to focus on new strategic directions and attempt to maximize shareholder value mainly through our NuvoBio subsidiary. Changes to our business may not prove successful in the short or long term and may negatively impact our financial results.

WE OPERATE IN RAPIDLY EVOLVING MARKETS, AND OUR BUSINESS MODEL CONTINUES TO EVOLVE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR FUTURE PROSPECTS.

Our potential for future profitability must be considered in the light of the risks, uncertainties, and difficulties encountered by companies that are in rapidly evolving markets and continuing to innovate with new and unproven technologies or services, as well as undergoing significant change. In addition to the other risks we describe in this section, some of these risks relate to our potential inability to attract and retain unique and sought after technology; to control expenditures and to respond quickly and appropriately to industry developments, including rapid technological change; changes in customer requirements; and new products introduced into our markets by our competitors. If we do not effectively address the risks we face, we may not achieve profitability.

IF WE ARE UNABLE TO MANAGE THE INTEGRATION OF ANY ACQUIRED BUSINESSES, OUR FINANCIAL CONDITION AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

A failure to effectively manage the integration of any acquisitions we may make may adversely affect our business and financial condition. Any acquisition that we make will place significant demand on management, technical and other resources.

WE HAVE AFFILIATED SHAREHOLDERS WHO CAN SUBSTANTIALLY INFLUENCE THE OUTCOME OF ALL MATTERS VOTED UPON BY OUR SHAREHOLDERS AND WHOSE INTERESTS MAY NOT BE ALIGNED WITH YOURS.

The beneficial ownership of our Chief Executive Officer and related parties in our outstanding shares is approximately 53%. All directors and executive officers as a group (5 persons) beneficially hold 6,122,299 of our common shares, which totals approximately 75% of ownership. As a result, our insiders are able to substantially influence all matters requiring the approval of our shareholders, including the election of directors and the approval of significant corporate transactions such as acquisitions. This concentration of ownership could delay, defer or prevent a change in control or otherwise impede a merger or other business combination that our Board of Directors or other shareholders may view favorably.

11

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Each member of our Board of Directors is elected for a three-year term. The term of all Directors will expire in September 2022.

The following sets forth information concerning our executive officers and directors, including their ages, present principal occupations, other business experience during the last five years, memberships on committees of the Board of Directors and directorships in other companies:

NAME	AGE	POSITION WITH ZIM
Dr. Michael Cowpland	78	President, Chief Executive Officer, and Director
John Chapman	57	Chief Financial Officer / Consultant
Steven Houck	51	Director
James Stechyson	56	Director
Donald Gibbs	75	Director

Michael Cowpland has served as our President, Director and Chief Executive Officer since February 2001 and as our Chief Financial Officer from March 2007 to November 2007. In 1973, Dr. Cowpland co-founded Mitel Corporation (formerly NYSE:MTL) and was that company's Chief Executive Officer for 10 years. During Dr. Cowpland's tenure as CEO of Mitel, Mitel's sales reached $300 million before it was acquired by British Telecom in 1984. After the acquisition of Mitel, Dr. Cowpland founded Corel Corporation (formerly NASDAQ:CORL), a company that evolved into one of the world's leading providers of office productivity software. Corel was widely recognized for its WordPerfect Office Suite, and its PC graphics application, Corel Draw. Dr. Cowpland served as President of Corel from 1985 to January 2001. Dr. Cowpland began his career in 1964 at Bell Northern Research. Dr. Cowpland received a Bachelor of Science and Engineering from the Imperial College (London), a Masters of Engineering from Carleton University and Ph.D. in Engineering from Carleton University (Ottawa, Canada).

John Chapman has served as our Chief Financial Officer since November 2007 and has provided consulting services to the Company since July 2007. Since January 2020, Mr. Chapman has also served as the Chief Financial Officer of PiiComm Inc.. Between 2006 and 2020 he provided virtual CFO consulting services to various companies. From 2003 to 2005, Mr. Chapman held the positions of Director of Finance and Program Management Office at Amdocs Canadian Managed Services. From 1988 to 2003, Mr. Chapman held various positions at Bell Canada and BCE companies in the areas of Finance, Human Resources and Engineering. He received a Bachelor of Technology (Mechanical Engineering) from Ryerson Polytechnical Institute in 1988 and a Master of Business Administration from the University of Ottawa in 1999. Mr. Chapman is a member of, and holds professional designations, with the Association of Professional Engineers of Ontario and the Society of Management Accountants of Ontario (CPA, CMA).

Steven Houck has served as a Director of ZIM since April 2001. Currently, Mr. Houck is self-employed. Between August, 2017 and February, 2020 he held the position of Chief Executive Officer at Virtual Power Systems, a company enabling autonomous digital infrastructure. From July, 2012 to June, 2017, Mr. Houck was the Chief Operating Officer of DataCore Software, a company that develops storage virtualization software. Mr. Houck also held the position of Chief Executive Officer of GRIDTREE Inc., a technology company headquartered in Miami, Florida providing enterprise class IT services to the small to medium sized business market. Previously Mr. Houck was the Vice President of Latin America at VMware, a developer of software for the virtualization market.  Prior to working at VMware Mr. Houck was Vice President of World Wide SMB Sales at EMC Corporation, a developer and provider of information infrastructure technology and solutions. During 2004 and 2005, Mr. Houck worked as a consultant for various start-up companies. From 1995 to early 2004, Mr. Houck held various positions with Corel Corporation including Executive Vice President of World Wide Sales. Prior to his service to Corel, he founded Worldview Technologies, a company specializing in multimedia design and authoring and served as its CEO until 1995. He attended Florida State University and Florida Atlantic University.

12

James Stechyson has served as a Director and Chairman of ZIM since June 1, 2003. He also served as a Director of ZIM Technologies beginning in January 1998 and was appointed into the position of Chairman in May 2001.  Mr. Stechyson is also currently Managing Director of HostedBizz Inc., a company delivering cloud computing infrastructure services.  From September 2002 until 2003, Mr. Stechyson served as the President of ClearOne Communications Canada a subsidiary of ClearOne Communications a global provider of audio & video conferencing solutions.  From 1990 to September 2002, he was the President of OM Video, a company specializing in the design, sales and systems integration of professional audio/visual technologies.

Donald R. Gibbs has been a Director of ZIM since July 2003. He also serves as the Chairman of ZIM's Audit Committee. Since November 2017, Mr. Gibbs has served as a consultant and Chairman of DRG & Associates in Ottawa, Ontario. Previously, from May 2017 to November 2017 he was an advisor to The Pythian Group and from October 2015 until June 2017, was the Chief Operating Officer and Chief Financial Officer of The Pythian Group. From April 2015 until May 2016 Mr. Gibbs held the position of Chief Financial Officer of Tweed Marijuana Inc. Prior to Tweed, Mr. Gibbs was Chief Executive Officer of AirIQ between June 2008 and April 2015. From April 2007, to June 2008, Mr. Gibbs was the Chief Executive Officer of Tarquin Inc. Since July of 2004, Mr. Gibbs has been the Chairman and Chief Executive Officer of Process Photonics Inc. From June 2001 to April 2004, Mr. Gibbs was the President and Chief Executive Officer of Original Solutions Inc. He is also the principal of his own consulting company, Donald R Gibbs and Associates which provides financial and management assistance to start-up corporations. Since 1970, Mr. Gibbs has held senior financial and executive positions in Mitel Corporation, Cognos Inc., Gandalf Systems Corporation, Positron Fiber Systems Inc., Gorilla Capital Inc., VIPswitch Inc. and Original Solutions Inc. Mr. Gibbs received his Bachelor of Commerce degree from the University of Ottawa and holds a professional designation as a CPA, CMA.

EMPLOYEES

As at March 31, 2021, we had 0 employees (5 as at March 31, 2020 and 6 as at March 31, 2019).

COMMITTEES OF THE BOARD OF DIRECTORS

We have an Audit Committee and a Compensation Committee. ZIM does not have a Nominating Committee. In the absence of such a committee, the Board as a whole considers individuals to recommend to the Board for inclusion among management's nominees and considers corporate governance issues. The Board will consider director candidates recommended by shareholders of the Company if the name and qualifications of such candidates are presented to the Board in a timely manner. The membership term for Board and Board Committee members is 3 years.

The Audit Committee's functions include evaluating, and recommending to the Board the engagement of the independent registered public accounting firm, reviewing the results of their audit findings, and monitoring on a periodic basis our internal controls over financial reporting. The Audit Committee has a formally approved written charter. The Audit Committee consists of Donald Gibbs (Chairman) and Steven Houck. Mr. Gibbs is the Audit Committee’s “audit committee financial expert,” as defined in Item 16A of Form 20-F, and he is “independent” under the NASDAQ Listing Rules. Mr. Houck replaced James Stechyson as a member of the audit committee effective June 24, 2009. The Audit Committee held four meetings during the fiscal year ended March 31, 2021.

13

The Compensation Committee’s functions include evaluating compensation for directors, officers, employees of and consultants to the Company, and making recommendations to the Board regarding such compensation matters. The Compensation Committee has a formally approved written charter. The Compensation Committee currently consists of James Stechyson and Steven Houck. The Compensation Committee did not hold a meeting during the fiscal year ended March 31, 2021.

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Our Board of Directors has adopted a Code of Ethics that qualifies as a “code of ethics” within the meaning of such term in Form 20-F and applies to our Chief Executive Officer and our Chief Financial Officer, as well as to other senior management and senior financial staff of ZIM, including, without limitation, our comptroller and person performing such function, and complies with the requirements imposed by the Sarbanes-Oxley Act of 2002 and the rules issued thereunder for codes of ethics applicable to such officers. Our Board has reviewed and will continue to evaluate its role and responsibilities with respect to the new legislative and other requirements of the Securities and Exchange Commission. Interested persons can obtain a copy of our Code of Ethics without charge by writing to: Investor Relations c/o 150 Isabella Street, Suite 150, Ottawa, Ontario K1S 1V7 or by visiting our web-site at www.ZIM.biz.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy

We design all of our compensation programs to retain and as necessary attract key employees who are motivated to achieve growth in technology. Our program has been kept simple due to the size of our staff and our lack of performance measurements. Our programs are designed to reward performance based on team and individual performances. Due to the size of our organization, our executive compensation programs impact all employees because these programs help establish expectations for our general approach to rewards. The Company encourages our business leaders to work together to create a high performance environment that is reinforced by constant attention to individual’s goals and expectations.

We believe that the performance of the executives in managing our company should be considered in light of general economic and specific company, industry and competitive conditions. We believe that our compensation programs for our executives should reflect our success as a management team and in attaining an increased value for shareholders. We also believe that individual performance should be evaluated annually and considered in compensation decisions.

Overview of Compensation and Process

Elements of compensation for our executives include: salary and stock option grants and health, disability and life insurance. Our Compensation Committee consists of Messrs Stechyson and Houck. It generally meets as required to review any changes to the compensation plans for the next year. In fiscal 2021, there were no changes to the plan, no bonuses and no changes to the salary levels for executives, and as a result, there were no Compensation Committee meetings.

Due to the size of the organization, the Compensation Committee is aware of all the elements of each executive’s total compensation over each of the past three years, as well as a comparison to the compensation of other executive officers in an appropriate market comparison group. Typically, our Chief Executive Officer recommends compensation changes with respect to the executive officers who report to him. The Chief Executive Officer has no salary so there have been no compensation recommendations to the compensation committee with respect to him. All option grants to the executives in the organization are approved by our Board of Directors at the time of grant. The Compensation Committee has the authority to accept or adjust any recommendations.

14

We choose to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

·	Performance in the previous year;
·	Difficulty of achieving desired results in the coming year;
·	Value of their unique skills and capabilities to increase the performance of the Company;
·	Performance of their general management responsibilities; and
·	Contribution as a member of the management team.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our entry into new markets, providing proper compliance and regulatory guidance, and helping to create a cohesive team.

Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing stock option incentives to maximize long-term value for our Company.

Base Salary and Bonus

It is the goal of the Compensation Committee to establish salary compensation for our executive officers based on our comparable peer companies. We believe that this gives us the opportunity to attract and retain appropriate managerial employees both at the senior executive level and below.

Equity Incentives

A significant goal of our compensation is to afford our executives (and employees) an opportunity to participate in our performance through stock option grants. The Compensation Committee considers factors such as the ability for the Company to attract, motivate and retain qualified individuals and to align their success with that of the Company’s shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of equity incentives paid to an individual is based on the individual’s overall experience, responsibility, performance and base salary.

Factors also considered are the equity incentives offered for similar positions in the high-tech industry and other labor markets in which the Company competes for employees. The Compensation Committee compares remuneration for executive officers of the Company to the remuneration for similar executives in relevant labor markets.

Perquisites

We limit the perquisites that we make available to our executive officers. Our executives are not entitled to any benefits that are not otherwise available to all of our employees.

Post-Employment Compensation

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our registered retirement savings plan.

15

Summary Compensation Table

The table below provides detailed information on the compensation of the Chief Executive Officer and the Chief Financial Officer of ZIM for services rendered for the fiscal years ended March 31, 2021, 2020 and 2018. No executive officer or employee received compensation in excess of $100,000 for the fiscal year ended March 31, 2021.

Name and principal position	Year	Salary/ Consulting Payments ($)	Option Awards ($)(1)	Shares ($)	Total ($)
Michael Cowpland, President and Chief Executive Officer	2019 2020 2021	- - -	- - -	- - -	- - -
John Chapman, (Chapman CFO Resources Inc.) Chief Financial Officer	2019 2020 2021	12,821 17,778 3,597	- - -	- - -	12,821 17,778 3,597

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2019, March 31, 2020, and March 31, 2021, respectively, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 2 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

COMPENSATION OF DIRECTORS

Non-employee members of the Board of Directors are reimbursed for reasonable travel expenses related to attendance at Board meetings. No other fees are paid for attendance at meetings of the Board or their Committees. Each director is also awarded for his first year of service as a director, 10,000 stock options to purchase common shares at fair market value at date of the option grant. In addition, non-employee members of the Board of Directors are eligible to receive option grants as determined by the Board of Directors.

The following table shows compensation of our non-employee directors for the fiscal year ended March 31, 2021.

Name	Option Awards ($)(1)	Common Shares ($)	Total ($)
Steven Houck	—	—	—
James Stechyson	—	—	—
Donald Gibbs	—	—	—

(1)	Represents the compensation expense incurred by the Company for the years ended March 31, 2021, relating to outstanding stock options held by the named executive officers (“NEOs”), determined in accordance with ASC 718 using the assumptions described under “Stock Options” in Note 3 to the Company’s consolidated financial statements included in this Form 20-F, provided that no forfeitures of awards have been assumed for the NEOs. All options vest immediately upon option grant.

Refer to Item 7 for share ownership information with respect to the Company’s directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

ZIM established the Employee Stock Option Plan, which was approved by our shareholders on November 19, 2003, to promote the interests of the Company and our shareholders by using investment interests in the Company to attract, retain and motivate our directors, officers, employees and other persons, to encourage and reward their contributions to the performance of the Company, and to align their interests with the interests of the Company's shareholders.

16

Securities authorized for issuance under equity compensation plans at March 31, 2021 are as follows:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans, excluding the securities reflected in the first column
Equity compensation plans approved by security holders	80,500	(1)	0.0350	1,258,150
Total	80,500		0.0350	1,258,150

(1)	Represents ZIM common shares issuable upon the exercise of options outstanding under ZIM's Employee Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

A.	Major Shareholders

The following table sets forth, as of June 30, 2021, the number and percentage of our outstanding common shares which are beneficially owned, directly or indirectly, by:

●	Each person who is known to us as the beneficial owner of 5% or more of our outstanding common shares;
●	Each director and executive officer of ZIM Corporation; and
●	All directors and executive officers of ZIM Corporation as a group.

Beneficial ownership includes shares over which the indicated person has sole or shared voting or investment power and shares which he or she has the right to acquire within 60 days of June 30, 2021. Unless otherwise indicated, the persons listed are deemed to have sole voting and investment power over the shares beneficially owned.

17

			Common shares
Name	Address	Title	Number	Percentage

Michael Cowpland(1)	234 Perley Court, Ottawa, Ontario	President and CEO	4,304,752	52.9%

James Stechyson(2)	5597 Goddard Street Manotick, Ontario	Director	1,467,000	18.0%

Advanced Telecom Services(3)	996 Bold Eagle School Road, Suite 1105, Wayne, PA	N/A	500,000	6.1%

John Chapman (CHAPMAN CFO Resources Inc.)(4)	9C Maple Ridge Crescent, Ottawa, Ontario	Chief Financial Officer	195,047	2.4%

Steven Houck (5)	401 Hillview Avenue, Palo Alto, CA 94304	Director	79,500	1.0%

Donald Gibbs (6)	104 Maple Crest Lane, Perth, Ontario, Canada, K7H, 3C7	Director	76,000	0.9%

All directors and executive officers as a group (5 persons) beneficially hold 6,122,299 common shares, which totals 74.7% of ownership.

Applicable percentage of ownership is based upon 8,136,348 common shares outstanding as of June 30, 2021, together with applicable options for such shareholder or group. Shares of common stock subject to options currently exercisable or exercisable within 60 days of June 30, 2021 are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(1)	The beneficial ownership of Michael Cowpland consists of 3,639,126 common shares owned directly by Dr. Cowpland. In addition, Dr. Cowpland’s ownership includes 225,936 common shares owned by Dr. Cowpland's spouse and 439,690 common shares owned by a company controlled by Dr. Cowpland's spouse. Dr. Cowpland disclaims beneficial ownership of the shares held by his spouse and the company controlled by his spouse.

(2)	The beneficial ownership of James Stechyson consists of 1,468,500 common shares. 22,500 shares are owned directly by Mr. Stechyson and 1,446,000 are owned by a company controlled by Mr. Stechyson.

(3)	The beneficial ownership of Advanced Telecom Services Inc. consists of 500,000 common shares owned directly.

(4)	The beneficial ownership of John Chapman consists of 195,047 common shares. The shares assigned to Mr. Chapman are held by CHAPMAN CFO Resources Inc. in which Mr. Chapman is the controlling shareholder.

18

(5)	The beneficial ownership of Steven Houck consists of 50,000 common shares owned directly by Mr. Houck and 29,500 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 30, 2021.

(6)	The beneficial ownership of Donald Gibbs consists of 50,000 common shares owned directly by Mr. Gibbs and 26,000 common shares, which he has a right to acquire under stock options that are currently exercisable or are exercisable within 60 days of June 26, 2021.

The Board of Directors has determined that all directors who served on the Board during fiscal year 2021, other than Dr. Michael Cowpland and Mr. James Stechyson, are or were “independent” under NASDAQ Listing Rules. The Board has further determined that the members of the Audit Committee also meet the additional independence requirements of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission.

The services of John Chapman, our Chief Financial Officer, are provided through a contractual relationship with CHAPMAN CFO Resources Inc., a company owned 50% by Mr. Chapman and controlled by Mr. Chapman. The total cash and option compensation provided to CHAPMAN CFO Resources Inc. for the services provided by Mr. Chapman are detailed in “Executive Compensation” above.

Change in Ownership of Shareholders Owning More Than 5%:

On February 22, 2017, 342,501 shares were issued to Dr. Michael Cowpland, 6,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On November 17, 2017, 31,793 shares were issued to Dr. Michael Cowpland, 156,500 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

On February 28, 2018, 500 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2018, 11,000 shares were issued to Dr. Michael Cowpland on approval of the Board of Directors.

On November 22, 2018, 5,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors.

B.         Related Party Transactions

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2021, the Company paid $30,995 for these services (March 31, 2020 - $52,660, March 31, 2019 - $59,829). At March 31, 2021, included in accounts payable is $1,760 connected to these services as compared to $5,683 at March 31, 2020. From April 1, 2021 to May 31, 2021, the Company paid $5,022 for these services.

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2021 the Company paid $3,597 for these services (March 31, 2020 - $17,778, March 31, 2019 - $12,821). At March 31, 2021, included in accounts payable is $NIL connected to these services as compared to $1,919 at March 31, 2020. From April 1, 2021 to May 31, 2021, the Company paid $NIL for these services.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by former members of Zim Corporation’s staff and will operate under the name Zim Databases Canada Inc. The purchase price of $95,424 ($120,000 Canadian dollars) is to be paid in 5 payments over a 5-year period on the anniversary date of the agreement. The effective date of the transaction was April 1, 2020.

19

FINANCIAL STATEMENTS

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of ZIM Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ZIM Corporation (the Company) as of March 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021 and 2020, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit as at March 31, 2021 and has a history of operating losses which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

20

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description	Audit Response

Going Concern

Refer to Note 2 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a history of losses and negative cash flows from operating activities, and as at March 31, 2021, the Company had an accumulated deficit of $21,279,678. In addition to the losses, the Company has discontinued its operations which have historically generated revenue and no substantial cash inflows are expected in the next 12 months. This matter is also described in the Material Uncertainty Related to Going Concern” section of our report.

We identified management’s judgements and assumptions used to assess the Company’s ability to continue as a going concern as a critical audit matter due to inherent complexities and uncertainties related to the Company’s cash flow forecasts. Auditing these judgements and assumptions involved especially challenging auditor judgement due to the nature and extent of audit evidence and effort required to address these matters.

We responded to this matter by performing procedures which included, but were not restricted to, the following:

·       We obtained and tested the Company’s forecasted future cash flows by testing the completeness and accuracy of the underlying data used by tracing the balances to the current year’s recurring operating expenses related to continuing operations and by assessing the terms of current year agreements that will be extended to the following period;

·       We evaluated the estimates and assumptions by developing an understanding of the nature of each critical assumption and estimate and then assessed their sensitivity to reasonably possible changes, including notably, the probability of management being able to access funding by assessing the company’s history in obtaining financing; and

·       We assessed the adequacy of the disclosures related to the application of the going concern assumption.

21

Recoverability of Long-term Accounts Receivable

Refer to Note 5 and Note 6 to the consolidated financial statements.

During the year ended March 31, 2021, the Company sold one of its operating segments to ZIM Databases Canada (“ZDC”). The sale of the segment generated a gain on disposal of $223,549. The agreement with ZDC generated a receivable from the ZDC totaling $120,000 Canadian dollars, of which a substantial portion is due over the long-term.

We identified the recoverability of the long-term receivable as a critical audit matter due portions of the amounts due by ZDC becoming overdue as at March 31, 2021, which raised significant doubt about whether ZDC will have the ability to pay the current and future amounts due in relation to the sale agreement.

We responded to this matter by performing procedures over the gain on disposal of the operating segment and the related amounts receivable from ZDC. Our audit work in relation to this included, but was not restricted to, the following:

·       We obtained from management and reviewed the purchase and sale agreement and any related agreements;

·       We obtained management’s memorandum analyzing the accounting for the disposal of the operating segment, assessed the appropriateness of the accounting treatment applied and audited the numbers used in the calculation of the related gain on disposal;

·       We obtained management’s assessment of the credit risk related to the acquirer of the operating segment and applied professional judgement to evaluate and conclude whether the discount rate used by management appropriately reflected the credit risk of the acquirer;

·       We discussed with representatives of ZDC the amounts recorded by the Company as receivable in order to confirm those representatives agreed with those amounts;

·       We obtained supporting documentation and agreements supporting a subsequent payment plan agreed to between ZDC and the Company relating to the payment of the outstanding balances and verified payment, subsequent to year end, of amounts received in accordance with such payment plan;

·       We applied professional judgement to evaluate the reasonability of Management’s assertion that ZDC is expected to have the ability to pay the amounts receivable in future periods, and their conclusion that no impairment of the amounts receivable was required as of March 31, 2021.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Ottawa, Canada

August 4, 2021

22

ZIM Corporation and Subsidiaries Consolidated Balance Sheets (Expressed in U.S. dollars)

	March 31, 2021	March 31, 2020
ASSETS	$	$
Current assets
Cash and cash equivalents	213,324	184,675
Accounts receivable	57,030	4,507
Investment tax credits receivable	11,928	10,687
Prepaid expenses	37,447	10,573
Current assets of discontinued operations	—	433,327
	319,729	643,769

Investments	756,787	670,821
Long term receivables	63,016	—
Right of use assets	16,255	772
Equipment, net	4,997	3,961
Noncurrent assets of discontinued operations	—	14,422
	1,160,784	1,333,745
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	6,282	7,186
Accrued liabilities	2,114	7,929
Current lease liability	13,004	833
Current liabilities of discontinued operations	—	89,905
	21,400	99,853

Long-term lease liabilities	3,251	—
	24,651	99,853
Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; NIL issued and outstanding shares at March 31, 2021 and 2020.	—	—
Common shares, no par value,
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at March 31, 2021 and 8,136,348 shares as at March 31, 2020.	19,491,842	19,491,842
Additional paid-in capital	2,966,068	2,966,068
Accumulated deficit	(21,279,678)	(20,631,106)
Accumulated other comprehensive loss	(42,099)	(592,912)
	1,136,133	1,233,892
	1,160,784	1,333,745

Refer to Going Concern Note 2 The accompanying notes are an integral part of these consolidated financial statements.

23

ZIM Corporation and Subsidiaries

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in U.S. Dollars)

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Revenues	-	-	-
Operating expenses
Selling, general and administrative	50,501	60,249	69,125
Research and development (net)	23,120	8,209	13,717
Total operating expenses	73,621	68,457	82,842
Income (loss) from operations	(73,621)	(68,457)	(82,842)
Other income:
Gain (loss) on disposal of investment	—	220,233	—
Gain on revaluation of investment	—	2,956	604,013
Interest income (expense), net	(167)	12,160	13,956
Total other income	(167)	235,349	617,969
Income (loss) from continuing operations net of income taxes of nil	(73,788)	166,892	535,127
Income (loss) from discontinued operations including gain on disposal of $223,549 in fiscal year 2021	(2,780)	(175,891)	168,389
Net income (loss)	(76,568)	(8,999)	703,516
Other comprehensive income (loss), net of tax	—	—	—
Foreign currency translation adjustment	(21,191)	(141,598)	(72,890)
Comprehensive income (loss)	(97,759)	(150,597)	630,626
Basic and diluted income (loss) per share from continuing operations	(0.009)	0.021	0.066
Basic and diluted income (loss) per share from discontinued operations	(0.000)	(0.022)	0.021
Basic and diluted income (loss) per share	(0.009)	(0.001)	0.087
Weighted average number of shares outstanding – basic and diluted	8,136,348	8,136,348	8,136,348

The accompanying notes are an integral part of these consolidated financial statements.

24

ZIM Corporation and Subsidiaries
Consolidated Statements of Shareholders' Equity
(Expressed in U.S. dollars)

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
		$	$	$	$	$
Balance as at March 31, 2018	8,136,348	19,491,842	2,962,105	(21,325,620)	(378,424)	749,901
Stock based compensation	1,807	1,807
Net income	703,516	703,516
Foreign currency translation adjustment	(72,890)	(72,890)
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,314)	1,382,334

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2019	8,136,348	19,491,842	2,963,912	(20,622,106)	(451,314)	1,382,334
Stock based compensation	2,156	2,156
Net loss	(8,999)	(8,999)
Foreign currency translation adjustment	(141,598)	(141,598)
Balance as at March 31, 2020	8,136,348	19,491,842	2,966,068	(20,631,105)	(592,912)	1,233,894

	Number of common shares issued	Common shares	Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
		$	$	$	$	$
Balance as at March 31, 2020	8,136,348	19,491,842	2,966,068	(20,631,105)	(592,912)	1,233,894
Net loss	(76,568)	(76,568)
Accumulated foreign currency translation adjustment reclassified to income (loss) from discontinued operations	(572,004)	572,004	—
Foreign currency translation adjustment	(21,191)	(21,191)
Balance as at March 31, 2021	8,136,348	19,491,842	2,966,068	(21,279,678)	(42,099)	1,136,135

The accompanying notes are an integral part of the consolidated financial statements.

25

ZIM Corporation and Subsidiaries Consolidated Balance Sheets
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
OPERATING ACTIVITIES
Net income (loss)	(76,568)	(8,999)	703,516
Items not involving cash:
Depreciation of equipment	3,109	8,867	10,575
Gain on disposal of investment	—	(220,233)	—
Gain on disposal of discontinued operations	(223,549)	—	—
Gain on revaluation of investment	—	(2,956)	(604,013)
Stock-based compensation	—	2,156	1,807
Changes in operating working capital:
Decrease (increase) in accounts receivable	(27,148)	28,825	(21,168)
Decrease (increase) in investment tax credits	132,397	34,704	(39,984)
Decrease (increase) in other tax credits	—	(5,047)	47,646
Decrease (increase) in prepaid expenses	(4,566)	(3,113)	(2,316)
Increase (decrease) in accounts payable	(32,020)	(22,422)	27,745
Decrease in accrued liabilities	—	7,477	2,446
Decrease in contract liabilities	—	(19,307)	29,620
Cash flows provided by (used in) operating activities	(228,346)	(200,046)	155,874
INVESTING ACTIVITIES
Purchase of equipment	(4,486)	(5,293)	(7,040)
Proceeds from disposal of investment	—	220,233	—
Cash flows provided by (used in) investing activities	(4,486)	214,940	(7,040)
Increase (decrease) in cash and cash equivalents	(232,832)	14,894	148,834
Cash and cash equivalents, beginning of year	429,824	506,524	418,507
Effect of changes in exchange rates on cash and cash equivalents	16,332	(91,594)	(60,817)
Cash and cash equivalents, end of year	213,324	429,824	506,524

The accompanying notes are an integral part of the consolidated financial statements.

26

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

1 - NATURE OF OPERATIONS

COMPANY OVERVIEW

ZIM Corporation (“ZIM” or the “Company”) undertook a strategic shift to discontinue all operations related to software products and services for the database and mobile markets and focused all of its resources on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies.

In April 2016, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation to develop intellectual property related to its research. GeneSpans’ name was changed to NuvoBio Corporation on August 25, 2016.

In 2017, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. The Company is currently funding research and development projects in the following areas:

New peptide-derived inhibitors for therapeutic intervention against various cancer cell lines in the presence or absence of chemotherapeutics to characterize the in vivo effects of promising inhibitors.

In years prior to fiscal year 2020, ZIM was a provider of software products and services for the database and mobile markets. ZIM products and services were used by enterprises in the design, development and management of business, database and mobile applications. ZIM also provided mobile content to the consumer market. These operations were discontinued and disposed of in fiscal year 2021.

2	- GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP").The going concern basis of preparation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had an operating loss and negative cash flows from operations during the year ended March 31, 2021, the Company has incurred an accumulated deficit of $21,279,678 to date as a result of its history of operating losses and negative cash flows from operations in prior years. This raises substantial doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments could be necessary to the carrying values of the assets and liabilities, the reported revenue and expenses and the classifications used in the consolidated balance sheets. Such adjustments could be material.

THE COVID-19 PANDEMIC HAS ADVERSELY IMPACTED, AND POSES RISKS TO, OUR BUSINESS, THE NATURE AND EXTENT OF WHICH ARE HIGHLY UNCERTAIN AND UNPREDICTABLE.

The continued global spread of COVID-19 has led to disruption and volatility in the global capital markets, which has increased the cost of, and adversely impacted access to, capital (including the commercial paper markets) and increased economic uncertainty. It is likely that the pandemic will cause an economic slowdown of potentially extended duration, and it is possible that it could cause a global recession.

27

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

COVID-19 is adversely affecting, and is expected to continue to adversely affect, certain elements of our business, including as a result of impacts associated with preventive and precautionary measures that we, other businesses, our communities and governments are taking. Due to these impacts and measures, we have experienced and expect to continue to experience delays in our research activities.

In addition to existing travel restrictions, jurisdictions may continue to close borders, impose prolonged quarantines and further restrict travel and business activity, which could significantly impact our ability to conduct research. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Negative economic conditions may also cause debtors to delay and withhold payments to ZIM as a follow through of the negative economic conditions they are experiencing due to COVOV-19. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

3 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the period. Estimates have been made by management in several areas, including, but not limited to, the realizability of accounts receivable, the valuation allowance associated with deferred income tax assets, investment tax credits, the calculations supporting the revaluation of investments, expected useful life of equipment and the fair value calculation with respect to the stock options. Actual results may differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original term to maturity of three months or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are recorded at the invoiced amount net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the age of the receivable, the financial stability of the customer, discussions that may have occurred with the customer and management's judgment as to the overall collectability of the receivable from that customer. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to selling, general and administration expense in the period of recovery.

28

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

REVENUE RECOGNITION

Prior to our strategic shift as stated in Note 1 above, the Company derived revenue from two sources: enterprise software, including maintenance and consulting services and mobile services and applications. Enterprise software involves providing enterprise software for designing, developing and manipulating database systems and applications. Mobile services involve providing SMS applications and services. The Company presents revenues net of sales tax and other related taxes.

ENTERPRISE SOFTWARE REVENUE RECOGNITION

ZIM recorded revenues from the perpetual license of the Company's software products and the sale of related maintenance and consulting. The Company's standard license agreement provided a license to use the Company's products based on the number of licensed users. The Company may have licensed its software in multiple element arrangements if the customer purchased any combination of maintenance, consulting or training services in conjunction with the license.

The Company recognized revenue pursuant to the requirements of ASC 606, Revenue from Contracts with Customers. Revenue was recognized using the residual method when evidence of fair value exists for all of the undelivered performance obligations in the arrangement, but does not exist for one or more performance obligations. The Company allocated revenue to each undelivered performance obligation based on its respective fair value determined by the price charged when that performance obligation was sold separately. The Company deferred revenue for the undelivered performance obligations and recognized the residual amount of the arrangement fee, if any. The separate performance obligations of the arrangements were considered to be separate units of accounting.

The following steps are taken to recognize revenue:

1.	Identification of the contract(s) with the customer(s).
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations in the contract.
5.	Recognize revenue when (or as) the Company satisfies the performance obligations.

The Company recognized revenue from software license agreements at the point in time that the related performance obligation was satisfied, which was generally when the software key was delivered. Discounts were allocated among the various performance obligations on a pro-rata basis. If at the outset of an arrangement the Company determined that the arrangement fee was not fixed or determinable, revenue was deferred until the arrangement fee become fixed or determinable.

Collectability was assessed based on the collection history of the client, current economic trends, customer concentrations and customer credit worthiness. Delivery of the software had occurred once the customer had accepted the product or had been provided with permanent keys to the file transfer protocol ("FTP") site. If an arrangement allowed for customer acceptance of the software or services, the Company deferred revenue recognition until the earlier of customer acceptance or when the acceptance right lapses.

MAINTENANCE AND CONSULTING REVENUE RECOGNITION

Maintenance revenues were recognized using a time-based approach equally over the term of the maintenance contract. The liability relating to the received but unearned portion of maintenance revenues was recognized as deferred revenues.

Consulting revenue, which represents services provided on a per diem basis to customers, was recognized as the services were performed as there are no customer acceptance provisions involved in these types of arrangements. Consulting revenue, which represents services provided on a fixed price basis to customers, was recognized upon achieving the related performance obligation.

29

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

In general, credit terms of 30 days were extended to customers with a small number of customers receiving longer payment terms based on the long-standing relationship with ZIM.

MOBILE REVENUE RECOGNITION

Aggregation services occur when ZIM sent messages from its content provider customers through mobile operators to end users on their cell phones. In this situation, the Company contracted with its customers that cannot connect directly to the mobile operators and with the third-party mobile operators or other aggregators directly for the transmission of the messages. The performance obligation was to transmit a message. Revenues were recognized in the month in which the performance obligation was satisfied, provided no significant ZIM obligations remained. We worked with aggregators to provide delivery routes and receive statements and billing in real time. We prepaid for message credits and billed customers for message delivery at the end of each month. We purchased service credits from the aggregators and billed our customers directly for the delivery of messages on a monthly basis.

RESEARCH AND DEVELOPMENT EXPENSES

Costs related to research, design and development of products and applications are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. All subsequent costs are expensed as incurred. To date, completing a working model of the Company's products and the general release of the products has substantially coincided. The Company has not capitalized any software development costs since such costs have not been significant.

The Company qualifies for scientific research and experimental development refundable investment tax credits. These credits are recorded as a reduction of research and development expense when it is more likely than not that the credits will be realized. Other non-refundable investment tax credits not utilized in the current year will be used to offset income taxes otherwise payable in future years and will be accounted for as a reduction in income tax expense.

TRANSLATION OF FOREIGN CURRENCIES

The Company's reporting currency is the U.S. dollar and the functional currency is the Canadian dollar for ZIM Corporation and NuvoBio.

Transactions denominated in currencies other than the functional currency of the Company or its subsidiaries are initially measured using the exchange rate in effect on the date of the transaction. At each balance sheet date, monetary assets and liabilities are remeasured into the functional currency using the exchange rate in effect on that date. Any foreign exchange gains or losses resulting from this remeasurement are recognized in the statement of income (loss) and comprehensive income (loss) of the respective entity for that period. For the years ended March 31, 2021, 2020, and 2019, the Company recognized a foreign exchange gain of $923, $1,075, and $7,221 respectively, in the accompanying consolidated statements of income (loss) and comprehensive income (loss) included in the selling, general and administrative expenses.

The translation of the Company's financial statements and those of its subsidiaries from their respective functional currencies to the Company’s reporting currency is performed as follows: all assets and liabilities are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Equity transactions and cash flows related to investing and financing activities are translated at the exchange rate in effect at the date of the transaction. Revenues, expenses and cash flows related to operating activities are translated at the weighted average exchange rates for the period. The resulting translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The translation adjustments did not result in a tax impact.

30

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards using enacted tax rates and laws in effect in the year in which the differences are expected to reverse. When necessary, a valuation allowance is recorded to reduce the tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

The Company is subject to examination by taxing authorities in the jurisdictions of Canada, Brazil and the United States. Management does not believe that there are any uncertain tax positions that would result in an asset or liability for taxes being recognized in the accompanying consolidated financial statements.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are calculated giving effect to the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to such shares at the later of the beginning of the period or the issuance date. The treasury stock method is used to determine the dilutive effect of warrants and stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money share purchase warrants and stock options are used to repurchase common shares at the average market price during the period.

STOCK OPTIONS AND GRANTS

Compensation cost for all stock-based awards is measured at fair value on the date of grant and recognized as compensation expense over the service period for awards expected to vest. Stock-based awards granted to consultants are measured at fair value on the grant date and compensation expense is recognized on the date at which the consultant's performance is complete which, for the Company, is on the date of grant.

The fair value of stock options is determined using the Black Scholes-Merton option pricing model. The expected dividend yield is based on historical dividend payouts, the expected volatility is based on historical volatilities of company stock (management believes that the historical volatility is an appropriate measure of expected volatility) for a period approximating the expected life; the risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected life represents the period of time the options are expected to be outstanding and is based on historical trends. The weighted average assumptions used in the computations are as follows:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2018
Risk-free interest rates	N/A	1.49%	2.52%
Expected volatility	N/A	284%	120%
Dividend yield	N/A	—	—
Expected life of options (years)	N/A	3.0	3.0

31

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

EQUIPMENT

Equipment is recorded at cost net of depreciation and any impairment losses. Depreciation is provided over the estimated useful lives of the underlying assets using the following methods and rates:

Computer equipment	40%	Declining balance
Software	40%	Declining balance
Office furniture and equipment	20%	Declining balance
Voice communications equipment	20%	Declining balance
Leasehold improvements	5 years	Straight line over the lesser of 5 years or the term of the underlying lease

IMPAIRMENT OF EQUIPMENT

Equipment is tested for impairment whenever events or changes in circumstances indicate that the Company may not be able to recover the net book value of its productive assets, If the carrying value of these assets is not recoverable, the assets are deemed impaired and are to be written down to their estimated fair value through a charge to earnings (loss). The guidance states that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. The Company reviewed its property and equipment assets for impairment to determine if there were events or changes in circumstances that would indicate that the carrying amount of the assets may not be recoverable through undiscounted future cash flows. It was determined that no impairment was evident.

INVESTMENTS

ZIM measures the value of its equity investments in privately-held companies, which do not have readily determinable fair values, using the alternative measurement basis permitted under Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. Under this alternative measurement basis, equity investments in privately-held companies without readily determinable fair values are measured at cost, less any impairments, plus or minus any adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. In the absence of observable price changes, the alternative measurement basis of cost less any impairments is used as a valuation methodology.

ADOPTED ACCOUNTING PRONOUNCEMENTS

None.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - NOT YET ADOPTED

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company’s management believes that the impact of recently issued standards that are not yet effective will not have any significant impact on the consolidated financial statements upon adoption.

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326). This ASU represents a significant change in the Accounting for Credit Losses (“ACL”) accounting model by requiring immediate recognition of management’s estimates of current expected credit losses (CECL). Under the prior model, losses were recognized only as they were incurred, which FASB has noted delayed recognition of expected losses that might not yet have met the threshold of being probable. The new standard effective date for Smaller Reporting Companies is fiscal years beginning after December 15, 2022. Early adoption is permitted. We are currently evaluating the impact ASU 2016-13 will have on the Company’s consolidated financial statements.

32

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

4 - ACCOUNTING FOR UNCERTAIN TAX POSITIONS

The Company recognizes any interest accrued related to unrecognized tax benefits in interest and penalties in income tax benefit in the consolidated statement of loss and comprehensive loss.

5 – DISCONTINUED OPERATIONS

In April 2020, ZIM sold all of its assets related to the database and software business with an effective date of April 1, 2020. The business was sold for cash consideration of $120,000 Canadian dollars to be paid in five equal installments over 5 years. The fair value of these payments is estimated at $78,924 US dollars. ZIM recognized a net gain on the sale of these assets in the amount $223,549. The net gain is a combination of a loss on the sale of $348,455 netted against a currency translation gain of $572,004. This business had definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

At December 31, 2020, ZIM ceased all operations related to the SMS messaging business due to low profit margins and uncertainty in the future of the business. This business had definable revenues and expenses and has been accounted for as a discontinued operations as per ASU 2014-08.

Revenue and expenses related to all discontinued operations are detailed in the table below in US dollars:

		Year ended March 31, 2020	Year ended March 31, 2019
		$	$
Revenues
Mobile	45,248	68,700	122,637
Software	—	24,768	117,533
Software maintenance and consulting	—	254,039	459,878
Total revenue from discontinued operations	45,248	347,507	700,048
Operating expenses
Cost of revenue	32,122	19,228	20,588
Selling, general and administrative	238,401	446,311	452,669
Research and development (net)	1,054	57,859	58,402
Total operating expenses from discontinued operations	271,577	523,398	531,659
Results of discontinued operations	(226,329)	(175,791)	168,389
Gain on disposal of database business	223,549	—	—
Income (loss) from discontinued operations	(2,780)	(175,891)	168,389

33

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

Assets and liabilities related to all discontinued operations are detailed in the table below in US dollars:

	March 31, 2021	March 31, 2020
ASSETS	$	$
Current assets
Cash and cash equivalents	—	245,148
Accounts receivable	—	21,006
Investment tax credits receivable	—	118,031
Prepaid expenses	—	30,525
Current assets of discontinued operations	—	18,617
	—	433,327
Right of use assets	—	1,159
Equipment, net	13,263
	—	447,749
LIABILITIES
Current liabilities
Accounts payable	—	6,415
Accrued liabilities	—	18,378
Current lease liability	—	1,251
Contract liabilities	—	57,862
	—	83,905

Cashflow related to all discontinued operations are detailed in the table below in US dollars:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Net income (loss) from discontinued operations	(226,329)	(175,791)	168,389
Depreciation	1,839	4,916	4,928
Decrease (increase) in accounts receivable	21,006	38,625	(21,168)
Decrease (increase) in investment tax credits	118,031	53,174	(39,985)
Decrease in other tax credits	30,525	4,826	47,646
Decrease (increase) in prepaid expenses	18,617	2,278	(2,571)
Increase (decrease) in accounts payable	(6,415)	(20,035)	26,449
Increase (decrease) in accrued liabilities	(18,379)	(1,858)	3,155
Increase (decrease) in contract liabilities	(57,862)	(31,982)	29,620
Cash flows provided by (used in) discontinued operations	(119,057)	(127,006)	216,462

6 - ACCOUNTS RECEIVABLE

	March 31, 2021	March 31, 2020
	$	$
Trade accounts receivable	57,030	31,215
Allowance for doubtful accounts	—	(6,666)
Other	964
	57,030	25,513

34

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

7 – INVESTMENTS

All investments are in private companies located within Canada.

Investments and long-term deposits	Investment Date	Value at Investment Date	2021	2020	Available For Sale
HostedBizz	Dec. 31, 2013	1,005	-	-	No
Equispheres Inc.	August 26,2016	112,752	745,500	660,816	No
Spiderwort	August 24, 2019	7,725	11,288	10,006	No
Total		308,849	756,788	670,822

On April 30, 2017, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2017, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948. Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

On February 9, 2018 ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $45,758 United States dollars ($60,000 Canadian dollars).

On August 24, 2019 NuvoBio Corporation made an investment in Spiderwort Inc. The investment consisted of the purchase of a $7,725 U.S. dollar ($10,000 Canadian dollar) convertible promissory note and is accounted for at amortized cost. The note accrues simple interest of 5% per annum.

On October 15, 2019, Spiderwort Inc. completed a qualifying equity financing in an amount greater than $3,000,000 Canadian dollars. NuvoBio automatically converted securities in Spiderwort to Class B voting common shares. The convertible promissory note converted into shares of Spiderwort at a value of $10,006 US dollars. This represents an unrealized gain on this equity investment of $2,956.

8 – EQUIPMENT

March 31, 2021	Cost	Accumulated depreciation	Net book value
	$	$	$
Computer equipment	867,144	867,144	—
Software	84,854	81,183	3,671
Office furniture and equipment	185,018	184,627	391
Voice communications equipment	4,534	4,473	61
Leasehold improvements	127,447	126,573	874
	1,268,998	1,264,000	4,997

35

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

	$	$	$
Computer equipment	785,145	778,440	6,705
Software	79,523	74,099	5,424
Office furniture and equipment	167,665	166,082	1,583
Voice communications equipment	4,297	4,128	169
Leasehold improvements	117,004	113,660	3,344
	1,153,634	1,136,409	17,225

Depreciation expense for the year ended March 31, 2021 was $2,964 ($8,867 and $10,575 for the years ended March 31, 2020 and 2019 respectively). These expenses are included in the cost of revenue for discontinued operations, selling, general, and administrative expenses and research and development expenses.

9 – LINE OF CREDIT

During fiscal 2021, a working capital line of credit, in the form of overdraft protection, was available at approximately $39,760 (equivalent to $50,000 Canadian, the Company’s functional currency) from the Company’s major financial institution. This credit facility is secured by the Company’s assets. Amounts can be drawn in Canadian funds on this credit facility and bear interest at the prime rate, as published by the Royal Bank of Canada, plus 2.15% (4.60% at March 31, 2021). Amounts can also be drawn in United States of America funds on this credit facility and bear interest at the US Base Rate plus 2.15% (5.90% at March 31, 2021).

In order to maintain the working capital line of credit the Company must maintain a Tangible Net Worth of greater than $150,000 Canadian dollars (equivalent to $119,280 US dollars) and a ratio of current assets to current liabilities greater than 1.10:1. The Company was in compliance with these covenants as at March 31, 2021.

As at March 31, 2021, nothing was drawn down on this line of credit. The line of credit does not have defined expiration or renewal dates.

10 – ACCRUED LIABILITIES

	March 31, 2021	March 31, 2020
	$	$
Employee related accruals	—	23,037
Trade	2,114	3,272
	2,114	26,308

11 – COMMON SHARE ISSUE

The Company did not issue any common shares during the years ended March 31, 2021, March 31, 2020 and March 31, 2019.

On November 12, 2009, the Board of Directors approved a share repurchase plan. Shares may be repurchased by the Company to a maximum of $200 per day and $12,000 per quarter. The repurchase program has no expiration date. As of March 31, 2021, no shares have been repurchased as part of this program.

36

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

12 – RELATED PARTY TRANSACTIONS

A director of the Company is a director and principal owner of a company that provides computing and hosting services to ZIM. During the fiscal year ending March 31, 2021, the Company paid $30,995 for these services (March 31, 2020 - $52,660, March 31, 2019- $59,829). At March 31, 2021, included in accounts payable is $1,760 connected to these services as compared to $5,683 at March 31, 2020.

An officer of the Company is the principal owner of a company that provides finance, accounting and bookkeeping services to ZIM. During the fiscal year ending March 31, 2021 the Company paid $3,597 for these services (March 31, 2020 - $17,778, March 31, 2019 - $12,821). At March 31, 2021, included in accounts payable is $NIL connected to these services as compared to $1,919 at March 31, 2020.

On June 5, 2020, ZIM Corporation announced the sale of its database technology business as part of management’s plan to focus the business on its biomedical subsidiary NuvoBio. The effective date of the sale was April 1, 2020. The database assets include all of the Software, Consulting and Maintenance segment and have been purchased by previous members of ZIM Corporation’s staff and will operate under the name ZIM Databases Canada Inc. The purchase price of $95,424 ($120,000 Canadian dollars) is to be paid in 5 payments over a 5-year period on the anniversary date of the agreement.

13 - STOCK BASED COMPENSATION

During the years ended March 31, 2020 and March 31, 2019 the Company issued common shares options to employees and non-employees, and as a result, additional paid in capital has been increased by $2,156 and $1,807 respectively.

The increase in additional paid in capital is the value associated with the granting and the vesting of options, which is recorded as compensation expense in the statement of income (loss) and comprehensive income (loss) as a part of selling, general and administrative expense.

Under ZIM’s Employee Stock Option Plan, the Company may grant options to its officers, directors and employees for up to 1,360,000 common shares. As at March 31, 2021, options to purchase 80,500 (March 31, 2020, 161,500) were outstanding under the Employee Stock Option Plan. Stock options are granted with an exercise price equal to the common share’s fair market value at the date of grant. Options are granted periodically, and both the maximum term of an option and the vesting period are set at the Board's discretion. All options granted vested on the day of grant and have a three-year term. The expected life of the grants due to forfeitures and exercise of options is estimated based on recent history and is 3 years.

The Company recognized the following expense relating to stock options and grants:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Options compensation expense for employees	—	1,506	268
Options compensation expense for consultants	—	650	1,539
Total expense	—	2,156	1,807

All options granted vested on the day of grant resulting in the Company not having any non-vested awards as of March 31, 2021 or March 31, 2020.

37

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

A summary of the status of the stock options is as follows:

	March 31, 2021 Number of options outstanding	March 31, 2020 Number of options outstanding	March 31, 2019 Number of options outstanding
Options outstanding, beginning of year	161,500	170,250	204,150
Granted	—	33,750	79,250
Expired	(81,000)	(42,500)	(113,150)
Options outstanding, end of year	80,500	161,500	170,250

All share options outstanding at March 31, 2021 and 2020 are exercisable.

The following table represents a summary of the options outstanding as at March 31, 2021:

	Options outstanding and exercisable
Range of exercise prices	Number outstanding at March 31, 2021	Weighted average remaining contractual life
	$	Years
0.000-0.015	27,500	0.39
0.015-0.040	18,000	1.38
0.040-0.080	35,000	0.90
	80,500	0.83

The weighted average grant-date fair value of options granted and vested in fiscal years 2020 and 2019 were $0.0784 and $0.0169 respectively.

As at March 31, 2021 there were 80,500 options in the money with an intrinsic value of $5,236.

EMPLOYEE AND NON-EMPLOYEE OPTIONS

During the year ended March 31, 2020, 15,750 options were granted to employees. In the year ended March 31, 2019, 16,750 options were granted to employees.

During the year ended March 31, 2020, 18,000 options were granted to non-employees. In the year ended March 31, 2019, 62,500 options were granted to non-employees.

No options have been granted with exercise prices below the market price on the respective grant dates during the years ended March 31, 2021, March 31, 2020 or March 31, 2019.

38

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

14 - INTEREST

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	$	$	$
Interest income	524	14,398	16,334
Interest expense	(691)	(2,238)	(2,378)
Total	(167)	12,160	13,956

15 – CONTRACT LIABILITIES

Contract liabilities relate to deferred revenue from maintenance from discontinued operations.

	Years ended
	March 31, 2021	March 31, 2020
	$	$
Balance beginning of the year	57,862	89,844
Aggregate amount of revenue recognized	—	(178,638)
Revenue sold through disposal of business	(57,862)	—
Contract liabilities recognized	—	146,656
Balance, end of year	—	57,862
March 31, 2021	March 31, 2020
	$	$
Current portion	—	57,862

16 - INCOME TAXES

The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of not being sustained on an audit, based on the technical merits of the position.

The Company and its subsidiaries file income tax returns in Canadian and U.S. federal jurisdictions, and various provincial jurisdictions. The Company’s federal income tax returns are generally subject to examination for a period of three years after filing of the respective return in the U.S. and Canada.

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial income tax rates to income (loss) before taxes, as follows:

39

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Expected Tax Rate	12.20%	12.43%	13.25%
Income (loss) before tax from continuing operations	$(73,788)	$166,892	$535,127
Income (loss) before tax from discontinued operations	(2,780)	(175,891)	168,389
Total income (loss) before tax	(76,568)	(8,999)	703,516
Expected tax (benefit) resulting from income (loss)	(9,341)	(1,118)	83,562
Permanent differences	(15,631)	(10,491)	(39,088)
Change in valuation allowance	44,313	(180,415)	(148,300)
Difference in foreign tax rates	—	(10,650)	(30,102)
Change in tax rates	—	169,750	99,278
Other	(19,340)	32,925	34,650
Income tax expense	$—	$—	$—

The change in valuation allowance for originating temporary differences and losses available for carry forward, is calculated using an expected deferred tax rate of 12.2%, based on the application of the Small Business Deduction. The rate at which such amounts may be realized as disclosed as part of a deferred tax asset and related valuation allowance takes into account the enacted tax rate decreases over the expected period of realization.

Refundable investment tax credits for research and development in Canada of $11,928, $128,718 and $171,204 for the years ended March 31, 2021, March 31, 2020 and March 31, 2019, respectively is netted against research and development expense. The investment tax credits are subject to review and approval by taxation authorities and it is possible that the amounts granted will be different from the amounts recorded by the Company.

Deferred taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The Company’s deferred tax assets are as follows:

	March 31, 2021	March 31, 2020	March 31, 2019
Property and equipment - differences in net book value and unamortized capital cost	$72,721	$64,094	$69,560
Intangible assets - differences in net book value and tax basis	151,116	133,946	156,668
Unused scientific research and experimental development amounts deductible and investment tax credits available for carry forward	792,137	716,111	763,519
Losses available for carry forward	50,150	104,751	132,739
Other	48	2,960	79,789
Gross deferred tax asset	1,006,173	1,021,860	1,202,275
Valuation allowance	(1,006,173)	(1,021,860)	(1,202,275)
Net deferred tax asset	$—	$—	$—

40

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

The Company has federal and provincial non-capital losses available to reduce taxable income in Canada, which expire in the following years:

Federal & Provincial
$
2026	479,499
2027	325,207
2037	143,734
2038	2,450
2039	16,790
2040	1,299
2041	200,230
1,169,210

The Company has capital losses of $260,867, which are available indefinitely to reduce capital gains in future years as of March 31, 2021.

As at March 31, 2021, the Company had accumulated unclaimed federal and provincial scientific research and experimental development deductions of approximately $4,269,004 ($3,858,244 in 2020). This amount can be carried forward indefinitely and can be used to reduce future years’ Canadian taxable income.

The Company has federal scientific research and experimental development credits available to reduce future years' income taxes payable in Canada of $310,049 ($279,505 in 2020), which can be carried forward for a period of twenty years and expire in 2023-2033.

17 – INCOME (LOSS) PER SHARE

For the purposes of the income (loss) per share computation, the weighted average number of common shares outstanding has been used.

The following securities are considered "in the money" and could potentially dilute the basic income per share in the future but have not been included in diluted loss income per share because their effect was antidilutive for all periods presented:

	March 31, 2021	March 31, 2020	March 31, 2019

Stock options	80,500	161,500	170,250

Diluted income (loss) per share for the years ended March 31, 2021, 2020 and 2019 is deemed to be identical to basic loss per share as exercise of the options outstanding is antidilutive.

18 - FINANCIAL RISKS

Foreign exchange risk as at March 31, 2021 consists of cash and receivables being in the Company’s functional currency of Canadian dollars while reporting is in United States dollars.

In years previous to fiscal year 2021, the Company operated internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company’s financial assets are in the form of cash and cash equivalents held at institutions with high quality credit ratings, accounts receivable and investments. The Company was previously exposed to exchange risk due to the timing of the movement of funds between subsidiaries and the parent company related to the transfer pricing agreement and the pricing of contracts in non-functional currencies. Financial instruments denominated in foreign currencies that led to foreign exchange risk when funds where moved include:

41

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

Cash and cash equivalents includes the following amounts in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	263,927	266,005
U.S. dollars	3,449	6,638
Brazilian reals	—	1,223,708

Accounts receivable include the following amounts receivable in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	150,965	17,349
Brazilian reals	—	68,975

Accounts payable include the following amounts payable in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	7,901	19,085
Brazilian reals	—	772

Accrued liabilities and lease liabilities include the following accruals in their source currency:

	March 31, 2021	March 31, 2020

Canadian dollars	29,642	32,012
Brazilian reals	—	19,439

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure. The Company does not have any significant assets of liabilities denominated in foreign currencies. All significant assets and liabilities are denominated in the Company’s functional currency of Canadian dollars. and has no foreign exchange exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

42

ZIM Corporation and Subsidiaries Notes to Consolidated Financial Statements For the Year Ended March 31, 2021 (Expressed in US dollars)

	March 31, 2021	March 31, 2020

Canada	100%	48%
North America, excluding Canada	-%	-%
South America	-%	52%
	100%	100%

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash, accounts receivable, and accounts payable and accrued liabilities approximate, which are carried at amortized costs, approximate their fair values due to the relatively short periods to maturity of the instruments.

Investments are fair valued in their source currency (Canadian dollars) based on objective evidence of fair value. The value is translated to the reporting currency (U.S. dollars) at the exchange rate on March 31, 2021 and 2020.

19 – COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company has the following financial commitments related to minimum facilities lease expenses for facilities:

$
2022	13,005
2023	3,251
Total	16,256

For the year ended March 31, 2021, facilities expense was $15,456 ($36,994 for the year ended March 31, 2020 and $39,113 for the year ended March 31, 2019).

RESEARCH COMMITMENTS

The Company has a commitment to pay $39,760 in research related fees.

OTHER

The Company is committed to pay an unrelated third party $75,000 upon the listing of ZIM Corporation’s common shares on a national securities exchange.

20 - SUPPLEMENTAL CASH FLOW DISCLOSURE

	Year ended March 31, 2021	Year ended March 31, 2020
	$	$
Interest paid	(691)	(2,237)
Non-cash investing activity	78,924	—
Investment tax credit on research and development received	128,718	132,109

21 - SEGMENT REPORTING

In fiscal year 2021 all revenue generated was from discontinued operations and the only continuing operations segment was our biomedical research. The Company only operated research activities in its NuvoBio subsidiary with all assets being utilized in Canada.

22 – SUBSEQUENT EVENTS

None.

43

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 16, 2021	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 16, 2021	/s/ John Chapman John Chapman, Chief Financial Officer

44